Exhibit 99.1

Points.com Welcomes JetBlue Airways’ TrueBlue Program as Newest Trading Partner

TrueBlue Members Reap Rewards of Industry’s Only Loyalty Program Marketplace

TORONTO (September 8, 2010) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty program management website, www.points.com, is expanding its partnership with JetBlue to provide TrueBlue members the flexibility to trade points between other participating programs and users on Points.com.

This expands JetBlue’s existing relationship with Points.com which originated in 2008. Points.com provides TrueBlue members with the ability to buy points via Points.com’s industry-leading points and miles purchase platform and powers the online earn mall, ShopTrue, which allows members to accrue points faster simply by making everyday purchases at more than 800 online retailers.

“Adding TrueBlue to our roster of trading partners gives its members the control to get the most value out of their points,” said Points CEO Rob MacLean. “Our expanding relationship shows how committed JetBlue is to keeping its TrueBlue members happy through innovative offerings like “Buy Points” and ShopTrue.”

The addition of TrueBlue allows users to trade points with members of a growing list of other participating programs that currently include: Aeroplan®, Alaska Airlines Mileage Plan, American Airlines AAdvantage®, Frontier Airlines EarlyReturns®, Iceland Air Award Points, Delta Air Lines SkyMiles®, Midwest Airlines’ Midwest Miles, TACA International Airlines DISTANCIA and InterContinental’s Priority Club® Rewards.

“We recognize that our TrueBlue members want to have the utmost flexibility with their points, and we’re excited to take the next step with Points.com into trading,” said Dave Canty, director of loyalty and partnerships at JetBlue. “We are committed to continuously enhancing the TrueBlue program to bring even more options to our members, who already enjoy great flexibility with no blackout dates or seat restrictions on redemption.”

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor or fan us on Facebook (www.points.com/facebook).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

About JetBlue

Voted "Most Eco-Friendly Airline" by Zagat's Airline Survey in 2008 and 2009, New York-based JetBlue Airways has created a new airline category based on value, service and style. In 2010, the carrier also ranked "Highest in Customer Satisfaction Among Low-Cost Carriers in North America" by J.D. Power and Associates, a customer satisfaction recognition received for the sixth year in a row. Known for its award-winning service and free TV as much as its low fares, JetBlue is now pleased to offer customers Lots of Legroom and super-spacious Even More Legroom seats. JetBlue introduced complimentary in-flight e-mail and instant messaging services on aircraft "BetaBlue," a first among U.S. domestic airlines. JetBlue is also America's first and only airline to offer its own Customer Bill of Rights, with meaningful and specific compensation for customers inconvenienced by service disruptions within JetBlue's control. Visit www.jetblue.com/promise for details. JetBlue serves 61 cities with 650 daily flights. New service to Ronald Reagan Washington National Airport in Washington, DC and to Bradley International Airport in Hartford, CT begins in November. With JetBlue, all seats are assigned, all fares are one-way, and an overnight stay is never required. For information or reservations call 1-800-JET-BLUE (1-800-538-2583), TTY/TDD 1-800-336-5530 or visit www.jetblue.com.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

JetBlue

JetBlue Corporate Communications
CorporateCommunications@jetblue.com
(718) 709-3089

JetBlue Reservations
(800) JET-BLUE (538-2583)
TTY/TDD: 1-800-336-5530
www.jetblue.com